FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Risk management of insurance operations
(Audited)

	Page	App1	Tables	Page

HSBC's bancassurance model ..................	249
Overview of insurance products .....................		290
Nature and extent of risks ..............................		290

Risk management of insurance operations in 2013 .....................................................	250	290

Balance sheet of insurance manufacturing subsidiaries ..................	250		Balance sheet of insurance manufacturing subsidiaries:
			- by type of contract ..................................................	250
			- by geographical region ..........................................	252
			Movement in total equity of insurance operations .......	253

Financial risks ............................................	253	291	Financial assets held by insurance manufacturing subsidiaries .............................................................	253
Market risk ....................................................	254	291	Financial return guarantees .......................................	255
			Sensitivity of HSBC's insurance manufacturing subsidiaries to market risk factors ...........................	255
Credit risk ......................................................	255	293	Treasury bills, other eligible bills and debt securities in HSBC's insurance manufacturing subsidiaries ........	256
			Reinsurers' share of liabilities under insurance contracts ................................................................................	257
Liquidity risk .................................................	257	293	Expected maturity of insurance contract liabilities ......	257
			Remaining contractual maturity of investment contract liabilities .................................................................	258

Insurance risk ............................................	258	294	Analysis of insurance risk - liabilities under insurance contracts .................................................................	258
			Sensitivity analysis ......................................................	259

1. Appendix to Risk - policies and practices.

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There were no material changes during 2013 to our policies and practices for the management of risks arising in the insurance operations, including the risks relating to different life and non-life products. The RBWM Risk Management Committee assumed the responsibilities of the Group Insurance Risk Management Committee.

A summary of our policies and practices regarding the risk management of insurance operations, and the main contracts we manufacture, are provided in the Appendix to Risk on page 290 (unaudited).

HSBC's bancassurance model

We operate an integrated bancassurance model which provides insurance products principally for customers with whom we have a banking relationship. Insurance products are sold through all global businesses, but predominantly by RBWM and CMB through our branches and direct channels worldwide.

The insurance contracts we sell relate to the underlying needs of our banking customers, which we can identify from our point-of-sale contacts and customer knowledge. The majority of sales are of savings and investment products and term and credit life contracts. By focusing largely on personal and SME lines of business we are able to optimise volumes and diversify individual insurance risks.

Where we have operational scale and risk appetite, mostly in life insurance, these insurance products are manufactured by HSBC subsidiaries. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit, investment income and distribution commission within the Group.

Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a handful of leading external insurance companies in order to provide insurance products to our customers through our banking network and direct channels. These arrangements are generally structured with our exclusive strategic partners and earn the Group a combination of commissions, fees and a share of profits.

We distribute insurance products in all of our geographical regions. We have core life insurance manufacturing entities, the majority of which are direct subsidiaries of legal banking entities, in seven countries (Argentina, Brazil, Mexico, France, UK, Hong Kong and Singapore). There are also manufacturing subsidiaries in mainland China, Malaysia, Malta and Ireland. The majority of our non-life insurance manufacturing entities and portfolios were disposed of between 2011 and 2013.

Risk management of insurance operations in 2013

The risk profile of our life insurance manufacturing businesses did not change materially during 2013 despite the increase in liabilities to policyholders on these contracts to US$74bn (2012: US$68bn). This growth in liabilities largely resulted from new premiums received during 2013 and market value gains on underlying financial assets.

The disposals of the remaining non-core non-life insurance manufacturing businesses were completed during the year. Net written non-life premiums therefore declined to US$84m (2012: US$656m). At the reporting date substantially all remaining manufacturing business was life business.

Balance sheet of insurance manufacturing subsidiaries
(Audited)

A principal tool used to manage exposures to both financial and insurance risk, in particular for life insurance contracts, is asset and liability matching. In many markets in which we operate it is neither possible nor appropriate to follow a perfect asset and liability matching strategy. For long-dated non-linked contracts, in particular, this results in a duration mismatch between assets and liabilities. We therefore structure portfolios to support projected liabilities from non-linked contracts.

In the absence of insurable events occurring, unit-linked contracts match assets more directly with liabilities. This results in the policyholder bearing the majority of the financial risk exposure.

The tables below show the composition of assets and liabilities by contract and by geographical region and demonstrate that there were sufficient assets to cover the liabilities to policyholders in each case at the end of 2013.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	Insurance contracts						Investment contracts
	With DPF	Unit- linked	Annuities	Other long term54	Non-life	With	With DPF55	Unit- linked	Non- linked	Other assets56	Total
	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Financial assets ...	26,382	13,348	1,651	4,703	25		25,676	9,720	4,375	5,846	91,726
- trading assets	-	-	3	-	-		-	-	-	-	3
- financial assets designated at fair value .......	3,850	13,131	532	753	8		6,867	9,293	1,706	1,757	37,897
- derivatives ....	1	3	-	-	-		215	5	-	55	279
- financial investments ...	19,491	-	959	3,769	11		16,556	-	1,853	3,745	46,384
- other financial assets .............	3,040	214	157	181	6		2,038	422	816	289	7,163

Reinsurance assets ........................	182	291	522	436	3		-	-	-	2	1,436
PVIF57 ................	-	-	-	-	-		-	-	-	5,335	5,335
Other assets and investment properties ........	757	284	23	113	-		791	19	31	546	2,564

Total assets ........	27,321	13,923	2,196	5,252	28		26,467	9,739	4,406	11,729	101,061

Liabilities under investment contracts:
- designated at fair value .......	-	-	-	-	-		-	9,730	3,761	-	13,491
- carried at amortised cost	-	-	-	-	-		-	-	448	-	448
Liabilities under insurance contracts .........	26,920	13,804	2,158	4,848	24		26,427	-	-	-	74,181
Deferred tax58 ....	12	-	17	-	1		-	-	-	1,163	1,193
Other liabilities ...	-	-	-	-	-		-	-	-	2,048	2,048

Total liabilities ...	26,932	13,804	2,175	4,848	25		26,427	9,730	4,209	3,211	91,361

Total equity .......	-	-	-	-	-		-	-	-	9,700	9,700

Total equity and liabilities59 ......	26,932	13,804	2,175	4,848	25		26,427	9,730	4,209	12,911	101,061

	Insurance contracts						Investment contracts
	With DPF	Unit- linked	Annuities	Other long term54	Non-life	With	With DPF55	Unit- linked	Non- linked	Other assets56	Total
	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Financial assets ...	24,288	12,619	1,785	4,350	356		23,620	8,780	4,315	4,692	84,805
- trading assets	-	-	4	-	-		-	-	-	-	4
- financial assets designated at fair value........	2,333	12,440	571	756	196		6,043	8,206	1,486	987	33,018
- derivatives ....	40	4	-	6	-		117	13	86	69	335
- financial investments ...	18,283	-	932	3,315	73		16,022	-	1,853	2,928	43,406
- other financial assets .............	3,632	175	278	273	87		1,438	561	890	708	8,042
		-
Reinsurance assets ........................	124	593	494	320	14		-	-	-	22	1,567
PVIF57 ................	-	-	-	-	-		-	-	-	4,847	4,847
Other assets and investment properties ........	448	7	34	110	11		754	24	28	2,420	3,836
	-	-
Total assets ........	24,860	13,219	2,313	4,780	381		24,374	8,804	4,343	11,981	95,055

Liabilities under investment contracts:
- designated at fair value .......	-	-	-	-	-		-	8,691	3,765	-	12,456
- carried at amortised cost	-	-	-	-	-		-	-	455	-	455
Liabilities under insurance contracts .........	24,477	13,056	2,287	3,920	81		24,374	-	-	-	68,195
Deferred tax58 ....	13	-	13	12	1		-	-	-	1,161	1,200
Other liabilities ...	-	-	-	-	-		-	-	-	2,760	2,760
	-	-
Total liabilities ...	24,490	13,056	2,300	3,932	82		24,374	8,691	4,220	3,921	85,066

Total equity .......	-	-	-	-	-		-	-	-	9,989	9,989
	-	-
Total equity and liabilities59 ......	24,490	13,056	2,300	3,932	82		24,374	8,691	4,220	13,910	95,055

For footnotes, see page 265.

Our exposure to financial risks arising in the above balance sheet varies depending on the type of contract issued. For unit-linked contracts, the policyholder bears the majority of the exposure to financial risks whereas, for non-linked contracts, the majority of financial risks are borne by the shareholder (HSBC). For contracts with DPF, the shareholder is exposed to financial risks to the extent that the exposure cannot be managed by utilising any discretionary participation (or bonus) features within the policy contracts issued.

Balance sheet of insurance manufacturing subsidiaries by geographical region60
(Audited)

	Europe	Hong Kong	Rest of Asia- Pacific	North America61	Latin America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Financial assets ............................................	41,557	39,338	3,014	-	7,817	91,726
- trading assets ........................................	-	-	-	-	3	3
- financial assets designated at fair value ..	20,742	9,824	1,596	-	5,735	37,897
- derivatives ............................................	272	7	-	-	-	279
- financial investments ............................	18,080	25,247	1,258	-	1,799	46,384
- other financial assets ............................	2,463	4,260	160	-	280	7,163

Reinsurance assets .......................................	823	586	10	-	17	1,436
PVIF57 .........................................................	1,156	3,455	275	-	449	5,335
Other assets and investment properties .......	868	1,058	43	-	595	2,564

Total assets .................................................	44,404	44,437	3,342	-	8,878	101,061

Liabilities under investment contracts:
- designated at fair value ..........................	8,760	4,731	-	-	-	13,491
- carried at amortised cost .......................	-	-	-	-	448	448
Liabilities under insurance contracts ............	31,786	32,941	2,678	-	6,776	74,181
Deferred tax58 .............................................	407	581	64	-	141	1,193
Other liabilities ............................................	1,474	282	89	-	203	2,048

Total liabilities ............................................	42,427	38,535	2,831	-	7,568	91,361

Total equity ................................................	1,977	5,902	511	-	1,310	9,700

Total equity and liabilities59 .........................	44,404	44,437	3,342	-	8,878	101,061

At 31 December 2012
Financial assets ............................................	37,325	35,632	2,594	-	9,254	84,805
- trading assets ........................................	-	-	-	-	4	4
- financial assets designated at fair value ..	17,590	7,356	1,370	-	6,702	33,018
- derivatives ............................................	203	126	6	-	-	335
- financial investments ............................	17,139	23,275	994	-	1,998	43,406
- other financial assets ............................	2,393	4,875	224	-	550	8,042

Reinsurance assets .......................................	809	715	8	-	35	1,567
PVIF57 .........................................................	1,140	2,846	304	-	557	4,847
Other assets and investment properties .......	849	983	230	1,573	201	3,836

Total assets .................................................	40,123	40,176	3,136	1,573	10,047	95,055

Liabilities under investment contracts:
- designated at fair value ..........................	7,783	4,673	-	-	-	12,456
- carried at amortised cost .......................	-	-	-	-	455	455
Liabilities under insurance contracts ............	28,954	29,402	2,200	-	7,639	68,195
Deferred tax58 .............................................	403	532	88	-	177	1,200
Other liabilities ............................................	782	347	267	1,037	327	2,760

Total liabilities ............................................	37,922	34,954	2,555	1,037	8,598	85,066

Total equity ................................................	2,201	5,222	581	536	1,449	9,989

Total equity and liabilities59 .........................	40,123	40,176	3,136	1,573	10,047	95,055

For footnotes, see page 265.

Movement in total equity of insurance operations
(Audited)
	Total equity
	2013	2012
	US$m	US$m

At 1 January ...........................................................................................................................	9,989	10,629

Change in PVIF of long-term insurance business57 ...................................................................	525	737

Return on net assets ................................................................................................................	848	1,232
Capital transactions ................................................................................................................	(590)	(1,525)
Disposals of subsidiaries/portfolios ..........................................................................................	(675)	(382)
Exchange differences and other ...............................................................................................	(397)	(702)

At 31 December ......................................................................................................................	9,700	9,989

For footnote, see page 265.

Financial risks
(Audited)

Details on the nature of financial risks and how they are managed are provided in the Appendix to Risk on page 290.

Financial risks can be categorised into:

•     market risk - risk arising from changes in the fair values of financial assets or their future cash flows from fluctuations in variables such as interest rates, foreign exchange rates and equity prices;

• credit risk - the risk of financial loss following the failure of third parties to meet their obligations; and

• liquidity risk- the risk of not being able to make payments to policyholders as they fall due as there are insufficient assets that can be realised as cash.

The following table analyses the assets held in our insurance manufacturing subsidiaries at 31 December 2013 by type of contract, and provides a view of the exposure to financial risk. For unit-linked contracts, which pay benefits to policyholders determined by reference to the value of the investments supporting the policies, we typically designate assets at fair value; for non-linked contracts, the classification of the assets is driven by the nature of the underlying contract.

Financial assets held by insurance manufacturing subsidiaries
(Audited)
	Unit-linked	Non-linked	Other
	contracts62	contracts63	assets56	Total
	US$m	US$m	US$m	US$m
At 31 December 2013
Trading assets
Debt securities ................................................................	-	3	-	3

Financial assets designated at fair value ..............................	22,424	13,716	1,757	37,897
Treasury bills ..................................................................	-	-	50	50
Debt securities ................................................................	7,809	3,910	546	12,265
Equity securities .............................................................	14,615	9,806	1,161	25,582

Financial investments
Held-to-maturity: debt securities ........................................	-	21,784	2,142	23,926

Available-for-sale: ..............................................................	-	20,855	1,603	22,458
- debt securities ..............................................................	-	20,855	1,594	22,449
- equity securities ...........................................................	-	-	9	9

Derivatives ........................................................................	8	216	55	279
Other financial assets64 ......................................................	636	6,238	289	7,163

Total financial assets59 .......................................................	23,068	62,812	5,846	91,726

Financial assets held by insurance manufacturing subsidiaries (continued)
(Audited)
	Unit-linked	Non-linked	Other
	contracts62	contracts63	assets56	Total
	US$m	US$m	US$m	US$m
At 31 December 2012
Trading assets
Debt securities ................................................................	-	4	-	4
		-
Financial assets designated at fair value ..............................	20,646	11,385	987	33,018
Treasury bills ..................................................................	-	39	-	39
Debt securities ................................................................	8,028	3,803	408	12,239
Equity securities .............................................................	12,618	7,543	579	20,740

Financial investments
Held-to-maturity: debt securities ........................................	-	20,245	1,548	21,793

Available-for-sale: ..............................................................	-	20,233	1,380	21,613
- debt securities ..............................................................	-	20,226	1,354	21,580
- equity securities ...........................................................	-	7	26	33

Derivatives ........................................................................	17	249	69	335
Other financial assets64 ......................................................	736	6,598	708	8,042

Total financial assets59 .......................................................	21,399	58,714	4,692	84,805

For footnotes, see page 265.

Approximately 64% of financial assets were invested in debt securities at 31 December 2013 (2012: 66%) with 28% (2012: 25%) invested in equity securities.

Under unit-linked contracts, premium income less charges levied is invested in a portfolio of assets. We manage the financial risks of this product on behalf of the policyholders by holding appropriate assets in segregated funds or portfolios to which the liabilities are linked. These assets represented 25% (2012: 25%) of the total financial assets of our insurance manufacturing subsidiaries at the end of 2013.

The remaining financial risks are managed either solely on behalf of the shareholder, or jointly on behalf of the shareholder and policyholders where DPF exist.

Market risk
(Audited)

Market risk arises when mismatches occur between product liabilities and the investment assets which back them. For example, mismatches between asset and liability yields and maturities give rise to interest rate risk.

Long-term insurance or investment products may incorporate benefits that are guaranteed. Fixed guaranteed benefits, for example for annuities in payment, are reserved for as part of the calculation of liabilities under insurance contracts.

In the case of products that offer guaranteed financial returns, if mismatches exist as a result of current yields falling below guaranteed levels for a prolonged period, the risk that shareholder capital is required to meet liabilities to policyholders increases. The table below shows the total reserve held for the stochastically modelled cost of guarantees under products manufactured by our insurance subsidiaries that offer a guaranteed level of financial return. The cost of guarantees is reserved for through policyholder liabilities to the extent that local reserving requirements require liabilities to be held, with the remainder accounted for as a deduction to PVIF on the relevant product. The table also shows the range of investment returns on the assets supporting these products and the implied investment returns that would enable the business to meet the guarantees.

The only portfolios of contracts where current investment returns are below guaranteed rates are reported in the nominal annual return 4.1-5.0% category in the table below. These relate to closed portfolios in Hong Kong (guaranteed rate 5.0%, current yield 4.1%) and France (guaranteed rate 4.5%, current yield 4.4%).

Financial return guarantees59,65
(Audited)
	2013			2012
	Investment returns implied by guarantee	Current yields	Cost of guarantees	Investment returns implied by guarantee	Current yields	Cost of guarantees
	%	%	US$m	%	%	US$m

Capital ..................................	0.0	0.0 - 4.4	57	0.0	0.0 - 3.3	83
Nominal annual return ...........	0.1 - 2.0	4.1 - 4.1	9	0.1 - 2.0	3.1 - 3.1	10
Nominal annual return ...........	2.1 - 4.0	4.2 - 4.4	471	2.1 - 4.0	3.3 - 4.3	503
Nominal annual return ...........	4.1 - 5.0	4.1 - 4.4	25	4.1 - 5.0	3.3 - 4.1	22
Real annual return66 ...............	0.0 - 6.0	6.4 - 6.4	13	0.0 - 6.0	7.3 - 7.3	20

			575			638

For footnotes, see page 265.

In addition to the above a deduction from PVIF of US$134m (2012: US$214m) is made in respect of the modelled cost of guaranteed annuity options attached to certain unit-linked pension products.

The following table illustrates the effects of selected interest rate, equity price, foreign exchange rate and credit spread scenarios on our profit for the year and the total equity of our insurance manufacturing subsidiaries.

Where appropriate, we include the impact of the stress on the PVIF in the results of the sensitivity tests. The relationship between the profit and total equity and the risk factors is non-linear and, therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. The sensitivities are stated before allowance for management actions which may mitigate the effect of changes in market rates. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates.

Sensitivity of HSBC's insurance manufacturing subsidiaries to market risk factors
(Audited)
	2013		2012
	Effect on profit after tax	Effect on total equity	Effect on profit after tax	Effect on total equity
	US$m	US$m	US$m	US$m

+ 100 basis points parallel shift in yield curves .............................	151	(199)	125	(263)
- 100 basis points parallel shift in yield curves .............................	(230)	139	(208)	205
10% increase in equity prices .......................................................	149	149	91	91
10% decrease in equity prices .......................................................	(129)	(129)	(92)	(92)
10% increase in US dollar exchange rate compared to all currencies .................................................................................................	21	21	40	40
10% decrease in US dollar exchange rate compared to all currencies .................................................................................................	(21)	(21)	(40)	(40)
Sensitivity to credit spread increases ............................................	(21)	(46)	(18)	(50)

Credit risk
(Audited)

Credit risk can give rise to losses through default and can lead to volatility in our income statement and balance sheet figures through movements in credit spreads, principally on the US$51bn (2012: US$48bn) bond portfolio supporting non-linked contracts and shareholders' funds.

As tabulated above, the sensitivity of the net profit after tax of our insurance subsidiaries to the effects of increases in credit spreads has increased since 2012 due to portfolio growth during 2013. The balance and related movement are small because about 90% of the debt securities held by our insurance subsidiaries are classified as either held to maturity or available for sale, and consequently any changes in the fair value of these financial investments, absent impairment, would have no effect on the profit after tax. We calculate the sensitivity using simplified assumptions based on a one-day movement in credit spreads over a two-year period. A confidence level of 99%, consistent with our Group VaR, is applied.

Credit quality
(Audited)

The following table presents an analysis of treasury bills, other eligible bills and debt securities within our insurance business by measures of credit quality.

Only assets supporting liabilities under non-linked insurance and investment contracts and shareholders' funds are included in the table as financial risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder. 83.4% (2012: 83.5%) of the assets included in the table are invested in investments rated as 'strong'.

For a definition of the five credit quality classifications, see page 267 (unaudited).

Treasury bills, other eligible bills and debt securities in HSBC's insurance manufacturing subsidiaries
(Audited)
	Neither past due nor impaired
	Strong	Good	Satisfactory	Sub-standard	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Supporting liabilities under non-linked insurance and investment contracts
Trading assets - debt securities ..............................	3	-	-	-	3
Financial assets designated at fair value ..................	2,780	691	224	215	3,910
- debt securities .................................................	2,780	691	224	215	3,910

Financial investments - debt securities ..................	36,113	4,596	1,699	231	42,639

	38,896	5,287	1,923	446	46,552
Supporting shareholders' funds67
Financial assets designated at fair value ..................	191	298	73	34	596
- treasury and other eligible bills ........................	50	-	-	-	50
- debt securities .................................................	141	298	73	34	546

Financial investments - debt securities ..................	3,356	176	139	65	3,736

	3,547	474	212	99	4,332
Total59
Trading assets - debt securities ..............................	3	-	-	-	3
Financial assets designated at fair value ..................	2,971	989	297	249	4,506
- treasury and other eligible bills ........................	50	-	-	-	50
- debt securities .................................................	2,921	989	297	249	4,456

Financial investments - debt securities ..................	39,469	4,772	1,838	296	46,375

	42,443	5,761	2,135	545	50,884

At 31 December 2012
Supporting liabilities under non-linked insurance and investment contracts
Trading assets - debt securities .............................	1	-	3	-	4
Financial assets designated at fair value ................	2,807	638	219	178	3,842
- treasury and other eligible bills .......................	39	-	-	-	39
- debt securities ................................................	2,768	638	219	178	3,803

Financial investments - debt securities .................	34,392	4,265	1,627	187	40,471

	37,200	4,903	1,849	365	44,317
Supporting shareholders' funds67
Financial assets designated at fair value - debt securities ..........................................................	229	146	13	20	408
Financial investments - debt securities .................	2,356	353	131	62	2,902

	2,585	499	144	82	3,310
Total59
Trading assets - debt securities .............................	1	-	3	-	4
Financial assets designated at fair value ................	3,036	784	232	198	4,250
- treasury and other eligible bills .......................	39	-	-	-	39
- debt securities ................................................	2,997	784	232	198	4,211

Financial investments - debt securities .................	36,748	4,618	1,758	249	43,373

	39,785	5,402	1,993	447	47,627

For footnotes, see page 265.

Credit risk also arises when assumed insurance risk is ceded to reinsurers. The split of liabilities ceded to reinsurers and outstanding reinsurance recoveries, analysed by credit quality, is shown below. Our exposure to third parties under the reinsurance agreements described in the Appendix to Risk on page 293 is included in this table.

Reinsurers' share of liabilities under insurance contracts
(Audited)
	Neither past due nor impaired				Past due
	Strong	Good	Satisfactory	Sub- standard	but not impaired	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 31 December 2013
Unit-linked insurance...................................	72	218	-	-	-	290
Non-linked insurance68 ................................	1,103	8	7	-	-	1,118

Total59 ........................................................	1,175	226	7	-	-	1,408

Reinsurance debtors .....................................	17	1	-	-	10	28

At 31 December 2012
Unit-linked insurance...................................	55	400	-	-	-	455
Non-linked insurance 68 ...............................	936	4	6	-	6	952

Total59 ........................................................	991	404	6	-	6	1,407

Reinsurance debtors .....................................	19	133	-	-	8	160

For footnotes, see page 265.

Liquidity risk
(Audited)

The following tables show the expected undiscounted cash flows for insurance contract liabilities and the remaining contractual maturity of investment contract liabilities at 31 December 2013.  The liquidity risk exposure is borne in conjunction with policyholders for the majority of our business, and wholly borne by the policyholder in the case of unit-linked business.

The profile of the expected maturity of the insurance contracts at 31 December 2013 remained comparable with 2012.

Expected maturity of insurance contract liabilities
(Audited)
	Expected cash flows (undiscounted)
	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Unit-linked insurance ...............................	1,106	3,609	9,757	13,725	28,197
Non-linked insurance68 ............................	3,977	11,731	26,848	31,306	73,862

Total59 ....................................................	5,083	15,340	36,605	45,031	102,059

At 31 December 2012
Unit-linked insurance ...............................	1,243	3,761	10,446	13,497	28,947
Non-linked insurance68 ............................	4,254	12,202	23,420	27,836	67,712

Total59 ....................................................	5,497	15,963	33,866	41,333	96,659

For footnotes, see page 265.

Remaining contractual maturity of investment contract liabilities
(Audited)
	Liabilities under investment contracts issued by insurance manufacturing subsidiaries59
	Unit-linked investment contracts	Investment contracts with DPF	Other investment contracts	Total
	US$m	US$m	US$m	US$m
At 31 December 2013
Remaining contractual maturity:
- due within 1 year .....................................................	232	-	454	686
- due over 1 year to 5 years ........................................	778	-	-	778
- due over 5 years to 10 years ....................................	852	-	-	852
- due after 10 years ....................................................	2,254	-	-	2,254
- undated69 .................................................................	5,614	26,427	3,755	35,796

	9,730	26,427	4,209	40,366

At 31 December 2012
Remaining contractual maturity:
- due within 1 year .....................................................	195	4	458	657
- due over 1 year to 5 years ........................................	675	-	-	675
- due over 5 years to 10 years ....................................	731	-	-	731
- due after 10 years ....................................................	2,061	-	-	2,061
- undated69 .................................................................	5,029	24,370	3,762	33,161

	8,691	24,374	4,220	37,285

For footnotes, see page 265.

Insurance risk

Following disposals of non-life entities and portfolios in 2012 and 2013, substantially all remaining manufacturing business is life business. Insurance risk is principally measured in terms of liabilities under the contracts.

A principal risk we continue to face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

The following tables analyse our insurance risk exposures by geographical region and by type of business. The insurance risk profile and related exposures remained largely consistent with those observed at 31 December 2012.

Analysis of insurance risk - liabilities under insurance contracts60,61
(Audited)
	Europe	Hong Kong	Rest of Asia- Pacific	Latin America	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Non-linked insurance68 ...........................	1,383	28,588	1,966	2,013	33,950
Insurance contracts with DPF70 ..........	380	25,964	576	-	26,920
Credit life ...........................................	130	-	74	-	204
Annuities ............................................	622	-	129	1,407	2,158
Term assurance and other long-term contracts ................................................	250	2,624	1,171	599	4,644
Non-life insurance ..............................	1	-	16	7	24

Unit-linked insurance .............................	3,976	4,353	712	4,763	13,804

Investment contracts with DPF55,70 ........	26,427	-	-	-	26,427

Liabilities under insurance contracts .......	31,786	32,941	2,678	6,776	74,181

	Europe	Hong Kong	Rest of Asia- Pacific	Latin America	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2012
Non-linked insurance68 ............................	1,334	25,615	1,602	2,214	30,765
Insurance contracts with DPF70 ...........	353	23,685	439	-	24,477
Credit life ............................................	160	-	61	-	221
Annuities ............................................	586	-	122	1,579	2,287
Term assurance and other long-term contracts ................................................	220	1,930	965	584	3,699
Non-life insurance ...............................	15	-	15	51	81

Unit-linked insurance .............................	3,249	3,786	594	5,427	13,056

Investment contracts with DPF55,70 ........	24,370	-	4	-	24,374

Liabilities under insurance contracts ........	28,953	29,401	2,200	7,641	68,195

For footnotes, see page 265.

Our most significant life insurance products are investment contracts with DPF issued in France, insurance contracts with DPF issued in Hong Kong and unit-linked contracts issued in Latin America, Hong Kong and the UK.

Sensitivities to non-economic assumptions
(Audited)

Policyholder liabilities and PVIF for life manufacturers are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. The table below shows the sensitivity of profit for 2013 and total equity at 31 December 2013 to reasonably possible changes in these non-economic assumptions at that date across all our insurance manufacturing subsidiaries, with comparatives for 2012.

Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written. Our largest exposures to mortality and morbidity risk exist in Brazil, France and Hong Kong.

 Sensitivity to lapse rates depends on the type of contracts being written. For insurance contracts, claims are funded by premiums received and income earned on the investment portfolio supporting the liabilities. For a portfolio of term assurance, an increase in lapse rates typically has a negative effect on profit due to the loss of future premium income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges. Brazil, France, Hong Kong and the UK are where we are most sensitive to a change in lapse rates.

Expense rate risk is the exposure to a change in the cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits.

Sensitivity analysis
(Audited)
	2013	2012
	US$m	US$m
Effect on profit after tax and total equity at 31 December
10% increase in mortality and/or morbidity rates .......................	(76)	(88)
10% decrease in mortality and/or morbidity rates .......................	79	92
10% increase in lapse rates71 ......	(119)	(130)
10% decrease in lapse rates71 .....	133	145
10% increase in expense rates ....	(101)	(106)
10% decrease in expense rates ...	100	107

For footnote, see page 265.

Other material risks

	Page	App1	Tables	Page

Reputational risk .......................................	260	294

Pension risk ................................................	260	295
Pension plans in the UK ................................		296
The principal plan .........................................	261		The principal plan - target asset allocation .................	261
			Benefit payments (US$m) ............................................	261
Future developments ......................................	262
Pension plans in Hong Kong ..........................		296
The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme ........................	262
Pension plans in North America ....................		296
The HSBC North America (US) Retirement Income Plan ..............................................	263

Sustainability risk .....................................	263	297

1. Appendix to Risk - risk policies and practices.

Reputational risk
(Unaudited)

Reputational risk can arise from issues, activities and associations that might pose a threat to the reputation of the Group locally, regionally or internationally.

We have continued to take steps to tackle the root causes of the deficiencies that, amongst other things, led to the Group entering into DPAs with various US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions law in December 2012.

A number of measures to address the requirements of the DPAs and otherwise to enhance our anti-money laundering and sanctions compliance framework have been taken and are ongoing. These measures, which should also serve over time to enhance our reputational risk management, include the following:

•     simplifying our business through the ongoing implementation of our Group strategy, including the adoption of a global risk filter which is helping to standardise our approach to doing business in higher risk countries;

• a substantial increase in resources and investment allocated to the Compliance function, and its reorganisation into two sub-functions (see 'Compliance risk' on page 247);

•     an increase in dedicated reputational risk resources centrally and in each region in which we operate and the introduction of a central case management and tracking process for reputational risk and client relationship matters;

• the continued roll-out of training and communication about the HSBC Values programme that defines the way everyone in the Group should act and seeks to ensure that the Values are embedded into our business as usual operations; and

•     the ongoing development and implementation of the Global Standards by which we conduct our businesses. This includes ensuring there is a globally consistent approach to knowing and retaining our customers and enforcing a uniform global sanctions policy.

Detecting and preventing illicit actors' access to the global financial system calls for constant vigilance and we will continue to cooperate closely with all governments to achieve success. This is integral to the execution of our strategy, to our core values and to preserving and enhancing our reputation.

Pension risk
(Audited)

We operate a number of pension plans throughout the world. Some are defined benefit plans, of which the largest is the HSBC Bank (UK) Pension Scheme ('the principal plan').

There were no material changes to our policies and procedures for the management of pension risk in 2013.

During 2013, the Group's defined benefit pension plans increased from a net asset of US$32m to a net asset of US$125m. This was mainly due to reductions in plan liabilities outside the UK exceeding the deterioration in the UK principal plan net balance sheet position.

The principal plan
(Audited)

In 2006 the principal plan's assets consisted of a portfolio which reflected a largely equity-based strategy. At the time, HSBC and the Trustee of the principal plan agreed to change the investment strategy in order to reduce the investment risk and also to reduce the interest rate inflation risk of the principal plan. The target asset allocations for this strategy at that time, as revised in 2012 and at this year-end are shown below, demonstrating the ongoing evolution of the strategy. The strategy is to hold the majority of assets in bonds, with the remainder in a more diverse range of investments, and includes a portfolio of interest rate and inflation swaps (see Note 44 on the Financial Statements) by which the principal plan makes Libor-related interest payments in exchange for the receipt of cash flows which are based on projected future benefit payments to be made from the principal plan. HSBC and the Trustee have developed a general framework, which, over time, will see the Scheme's asset strategy evolve to be less risky: this is described in further detail below.

The principal plan - target asset allocation

	2013	2012	2006
	%	%	%

Equities72 ..............	19.4	15.5	15.0
Bonds ....................	64.5	60.5	50.0
Alternative assets73 ..............................	10.6	9.5	10.0
Property ...............	5.5	9.0	10.0
Cash74 ...................	-	5.5	15.0

	100.0	100.0	100.0

For footnotes, see page 265.

As a result of a special contribution to the principal plan in June 2010 of £1,760m (US$2,638m), a cash generating portfolio was established. The portfolio comprised supra-national, agency and government-guaranteed securities, ABSs, corporate subordinated debt and auction rate securities. A further special contribution in December 2011 of £184m (US$286m) added to this portfolio. The contribution was used to purchase ABSs from HSBC at an arm's length value determined by the principal plan's independent third-party advisers. However, these assets may be supplemented with other assets from time to time.

The latest actuarial valuation of the principal plan was made as at 31 December 2011 by C G Singer, Fellow of the Institute of Actuaries, of Towers Watson Limited. At that date, the market value of the HSBC Bank (UK) Pension Scheme's assets was £18.3bn (US$28.3bn) (including assets relating to the defined benefit plan, the defined contribution plan and additional voluntary contributions). The market value of the plan assets represented 100% of the amount expected to be required, on the basis of the assumptions adopted, to provide the benefits accrued to members after allowing for expected future increases in earnings. There was therefore no resulting surplus/deficit. The method adopted for this valuation was the projected unit method.

The expected cash flows from the principal plan were projected by reference to the Retail Price Index ('RPI') swap break-even curve at 31 December 2011. Salary increases were assumed to be 0.5% per annum above RPI and inflationary pension increases, subject to a minimum of 0% and a maximum of 5% (maximum of 3% per annum in respect of service accrued since 1 July 2009), were assumed to be in line with RPI. The projected cash flows were discounted at the Libor swap curve at 31 December 2011 plus a margin for the expected return on the investment strategy of 160bps per annum. The mortality experience of the principal plan's pensioners over the six-year period (2006-2011) was analysed and, on the basis of this analysis, the mortality assumptions were set, based on the SAPS S1 series of tables adjusted to reflect the pensioner experience. Allowance was made for future improvements to mortality rates in line with the Continuous Mortality Investigation core projections with a long run improvement rate set at 2% for males and 1.5% for females. The benefits payable from the defined benefit plan from 2014 are expected to be as shown in the chart below.

Benefit payments (US$m)

As part of the 31 December 2011 valuation, calculations were also made of the amount of assets that might be needed to meet the liabilities if the principal plan was discontinued and the members' benefits bought out with an insurance company (although in practice this may not be possible for a plan of this size) or the Trustee continued to run the plan without the support of HSBC. The amount required under this approach was estimated to be £26.2bn (US$40.6bn) as at 31 December 2011. In arriving at this estimation, a more prudent assumption about future mortality was made than for the assessment of the ongoing position and it was assumed that the Trustee would alter the investment strategy to be an appropriately matched portfolio of UK government bonds. An explicit allowance for expenses was also included.

Based on the latest valuation as at 31 December 2011 and there being no deficit, no technical provisions recovery plan is required and the schedule of future funding payments agreed after the 2008 actuarial valuation was dissolved.

HSBC and the Trustee have developed a general framework which, over time, will see the principal plan's asset strategy evolve to be less risky and further aligned to the expected future cash-flows, referred to as the Target Matching Portfolio ('TMP'). The TMP would therefore contain sufficient assets, the majority of which will be bond-like in nature, which are more closely aligned to the liability profile. Progress towards the TMP can be achieved by asset returns in excess of that assumed and/or additional funding. In 2013, HSBC agreed to make general framework contributions of £64m (US$103m) in each of the calendar years 2013, 2014 and 2015 as well as £128m (US$212m) in 2016. Contingent upon the continued implementation of the general framework, further contributions have been agreed to be made in future years.

After the 2008 valuation, HSBC considered that the agreed recovery plan payments, together with investment returns (at an expected level of 240 basis points above the Libor swap curve), would be sufficient to meet the deficit as at 31 December 2008 over the agreed period. HSBC also agreed with the Trustee that at each subsequent actuarial valuation any shortfall in investment returns relative to this expected level, subject to a maximum of 50 basis points per annum, would be eliminated by payment of equal cash instalments over the remaining years to the end of the recovery plan period.

Although the 2011 triennial valuation disclosed no deficit and therefore no technical provisions recovery plan is required, HSBC and the Trustee have agreed to maintain this investment performance underwriting agreement. The investment performance will be assessed every three years, with an end date of 31 December 2017. Any payments due would only be payable if a technical provisions deficit is present at the reference date.

HSBC Bank is also making contributions to the principal plan in respect of the accrual of benefits of defined benefit section members. Since April 2010, after completion of the 2008 valuation, HSBC has paid contributions at the rate of 34% of pensionable salaries (less member contributions).

Following completion of the 2011 triennial valuation, HSBC will pay contributions at the rate of 43% of pensionable salaries (less member contributions) from 1 April 2013. An additional employer contribution was paid in April 2013 equal to 9% of pensionable salaries, in respect of the period 1 January 2012 to 31 March 2013.

Future developments
(Unaudited)

In June 2013, following consultation on various employee benefit proposals, HSBC announced to employees in the UK that the future service accrual for active members of the Defined Benefit Section ('DBS') would cease with effect from 30 June 2015. As a result, defined benefit pensions based on service to 30 June 2015 will continue to be linked to final salary on retirement (underpinned by increases in CPI) but all active members of the DBS will become members of the Defined Contribution Section from 1 July 2015. As part of these amendments, the HSBC Bank (UK) Pension Scheme ('the Scheme') will cease to deliver ill-health benefits to active members of the DBS, and these benefits will, instead, be covered via insurance policies from 1 January 2015, consistent with other UK employees. This resulted in a reduction in the defined benefit obligation of the Scheme and a corresponding gain of US$430m, recorded in 'Past service cost and (gains)/losses on settlements'.

The HSBC Group Hong Kong Local Staff Retirement Benefit Scheme
(Audited)

The scheme mainly invests in bonds with a smaller portion in equities and each investment manager has been assigned an investment mandate with the targeted asset allocation. The ranges of target asset allocations for the portfolio are as follows: bonds and cash 55-100%, equity 0-25% and alternative investments 0-20%. Alternative investments refer to high-return and high-risk alternatives including, but not limited to, private equity funds, hedge funds, energy, gold, agriculture, commodities and distressed assets.

The latest actuarial valuation of the defined benefit scheme was made at 31 December 2012 by Wing Lui, Fellow of the Society of Actuaries, of Towers Watson Hong Kong Limited. At that valuation date, the market value of the defined benefit scheme's assets was US$1,087m. On an ongoing basis, the defined benefit scheme's assets represented 100% of the actuarial present value of the benefits accrued to members, after allowing for expected future increases in salaries. On a wind-up basis, the scheme's assets represented 107% of the members' vested benefits, based on current salaries, and the resulting surplus amounted to US$68m. The attained age method has been adopted for the valuation and the major assumptions used in this valuation were a discount rate of 5% per annum and long-term salary increases of 4% per annum. The recommended employer contribution rate as a percentage of scheme salaries is 15% over the period 1 January 2013 to 31 December 2013, and 16.1% (local staff category) and 20% (senior staff category) over the period 1 January 2014 to 31 December 2015. No additional special contributions have been agreed.

The HSBC North America (US) Retirement Income Plan
(Audited)

In 2010, the Investment Committee (the 'Committee') unanimously agreed to transition the retirement income plan's target asset allocation mix to 40% equity securities, 59% fixed income securities and 1% cash over a 24-month period. In 2011, the Committee decided to accelerate this shift to the 2011 year-end and the target asset allocation mix was maintained during 2012. Should interest rates rise faster than currently projected by the Committee, a further shift to a higher percentage of fixed income securities may be made.

In the third quarter of 2012, it was agreed to cease all future contributions under the cash balance formula and freeze the plan with effect from 1 January 2013. The participants no longer accrue benefits, though those with existing balances continue to receive interest credits until the account is distributed.

The most recent actuarial valuation of the plan to determine compliance with US statutory funding requirements was made at 1 January 2013 by Daniel Ropp, Fellow of the Society of Actuaries, Enrolled Actuary, member of the American Academy of Actuaries, formerly of Mercer. At that date, the market value of the plan's assets was US$3,614m. The assets represented 122% of the benefits accrued to members as valued under the provisions of the Pension Protection Act of 2006 that was effective for the plan year beginning 1 January 2008. The resulting surplus amounted to US$646m. The method employed for this valuation was the traditional unit credit method and the discount rate was determined using a segment rate method as selected by HSBC under the relevant regulations, which resulted in an effective interest rate of 6.42% per annum.

Sustainability risk
(Unaudited)

Assessing the environmental and social impacts of providing finance to our customers is integral to our overall risk management processes.

In 2013, we implemented several changes to our policies and procedures to streamline the management of sustainability risks. This ranged from producing guidelines on how we extend the Equator Principles beyond project finance into corporate loans, to technical improvements in our systems to improve the accuracy of our management information.

A summary of our current policies and practices regarding reputational risk, pension risk and sustainability risk is provided in the Appendix to Risk on page 297.

Footnotes to Risk

Credit risk

1 'Other personal lending' includes second lien mortgages and other property-related lending.
2 'Financial' includes loans and advances to banks.
  3  The loans and advances offset relates to customer loans and deposits and balances where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk management purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. The effects of collateral held are not taken into account.

  4  The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$34bn (2012: US$28bn), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.

5 Includes residential mortgages of HSBC Bank USA and HSBC Finance.
6 Comprising Rest of Asia-Pacific, Middle East and North Africa, and Latin America.
7 HSBC Finance lending is shown on a management basis and includes loans transferred to HSBC USA Inc. which are managed by HSBC Finance.
  8  Property acquired through foreclosure is initially recognised at the lower of the carrying amount of the loan or its fair value less estimated costs to sell ('initial foreclosed property carrying amount'). The average loss on sale of foreclosed properties is calculated as cash proceeds less the initial foreclosed properties carrying amount divided by the unpaid loan principal balance prior to write-down (excluding any accrued finance income) plus certain other ancillary disbursements that, by law, are reimbursable from the cash proceeds (e.g. real estate tax advances) and were incurred prior to our taking title to the property. This ratio represents the portion of our total loss on foreclosed properties that occurred after we took title to the property.

  9  The average total loss on foreclosed properties includes both the loss on sale of the foreclosed property as discussed in footnote 8 and the cumulative write-downs recognised on the loans up to the time we took title to the property.

10 'Other commercial loans and advances' include advances in respect of agriculture, transport, energy and utilities.
11 Impairment allowances are not reported for financial instruments, for which the carrying amount is reduced directly for impairment and not through the use of an allowance account.
12  Impairment is not measured for assets held in trading portfolios or designated at fair value as assets in such portfolios are managed according to movements in fair value, and the fair value movement is taken directly to the income statement. Consequently, we report all such balances under 'Neither past due nor impaired'.

13  'Loans and advances to customers' includes asset-backed securities that have been externally rated as strong (2013: US$1.7bn; 2012: US$2.3bn), good (2013: US$255m; 2012: US$457m), satisfactory (2013: US$200m; 2012: US$390m), sub-standard (2013: US$283m; 2012: US$422m) and impaired (2013: US$252m; 2012: US$259m).

14  Included in this category are loans of US$1.9bn (2012: US$2.3bn) that have been re-aged once and were less than 60 days past due at the point of re-age. These loans are not classified as impaired following re-age due to the overall expectation that these customers will perform on the original contractual terms of their borrowing in the future.

15  'Individually assessed impaired loans and advances' are those classified as CRR 9, CRR 10, EL 9 or EL 10, loans and advances 90 days or more past due, unless individually they have been assessed as not impaired (see page 172, 'Past due but not impaired gross financial instruments') and renegotiated loans and advances meeting the criteria to be disclosed as impaired (see page 185).

16  'Collectively assessed loans and advances' comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.

17  'Collectively assessed loans and advances not impaired' are those classified as CRR1 to CRR8 and EL1 to EL8 but excluding loans and advances 90 days or more past due and renegotiated loans and advances meeting the criteria to be disclosed as impaired.

18  'Collectively assessed impairment allowances' are allocated to geographical segments based on the location of the office booking the allowances or provisions. Consequently, the collectively assessed impairment allowances booked in Hong Kong may cover assets booked in branches located outside Hong Kong, principally in Rest of Asia-Pacific, as well as those booked in Hong Kong.

19 Included within 'Exchange and other movements' is US$0.2bn of impairment allowances reclassified to held for sale (2012: US$0.8bn).
20 Net of repo transactions, settlement accounts and stock borrowings.
21 As a percentage of loans and advances to banks and loans and advances to customers, as applicable.
22 Loans and advances to customers are excluded from balances when reclassified to 'Assets held for sale'.
23 'Currency translation' is the effect of translating the results of subsidiaries and associates for the previous year at the average rates of exchange applicable in the current year.
24 Negative numbers are favourable: positive numbers are unfavourable.
25 Equity securities not included.
26 'First lien residential mortgages' include Hong Kong Government Home Ownership Scheme loans of US$3.2bn at 31 December 2013 (2012: US$3.2bn). Where disclosed, earlier comparatives were 2011: US$3.3bn; 2010: US$3.5bn; 2009: US$3.5bn.

27  The impairment allowances on loans and advances to banks in 2013 relate to the geographical regions, Europe, North America, and Middle East and North Africa; (2012: Europe and Middle East and North Africa).

28  In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 219. This led to an increase in the amount of reverse repo agreements classified as 'Loans and advances to customers' at amortised cost. The increase in amortised cost balances primarily occurred in Europe and North America, specifically in the UK and the US.

29 Carrying amount of the net principal exposure.
30 Total includes holdings of ABSs issued by The Federal Home Loan Mortgage Corporation ('Freddie Mac') and The Federal National Mortgage Association ('Fannie Mae').
31 'Directly held' includes assets held by Solitaire where we provide first loss protection and assets held directly by the Group.
32 'Effect of impairments' represents the reduction or increase in the reserve on initial impairment and subsequent reversal of impairment of the assets.
33 The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
34 Credit default swap gross protection is the gross principal of the underlying instrument that is protected by CDSs.
35 Netprincipal exposure is the gross principal amount of assets that are not protected by CDSs. It also includes assets that benefit from monoline protection.
36 Cumulative fair value adjustment recorded against exposures to OTC derivative counterparties to reflect their creditworthiness.
37 Funded exposures represent the loan amounts advanced to the customer, net of fees held on deposit.
38 Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.
39 'In-country liabilities' in Italy include liabilities issued under local law but booked outside the country.

Liquidity and funding

40 The most favourable metrics are a smaller advances to core funding and larger stressed one-month and three-month coverage ratios.
41  The HSBC UK entity shown comprises five legal entities; HSBC Bank plc (including all overseas branches, and SPEs consolidated by HSBC Bank plc for Financial Statement purposes), Marks and Spencer Financial Services Limited, HSBC Private Bank (UK) Ltd, HFC Bank Ltd and HSBC Trust Company (UK) Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the UK PRA.

42 The Hongkong and Shanghai Banking Corporation represents the bank in Hong Kong including all overseas branches. Each branch is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.

43 The HSBC USA principal entity shown represents the HSBC USA Inc consolidated group; predominantly HSBC USA Inc and HSBC Bank USA, NA. The HSBC USA Inc consolidated group is managed as a single operating entity.

44 The total shown for other principal HSBC operating entities represents the combined position of all the other operating entities overseen directly by the Risk Management Meeting of the GMB.
45 Estimated liquidity value represents the expected realisable value of assets prior to management assumed haircuts.
46 The undrawn balance for the five largest committed liquidity facilities provided to customers other than facilities to conduits.
47 The undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than facilities to conduits.

Market risk

48 Trading portfolios comprise positions arising from the market-making and warehousing of customer-derived positions.
49  Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.

50 The total VaR is non-additive across risk types due to diversification effects.
51  Investments in private equity are primarily made through managed funds that are subject to limits on the amount of investment. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the valuation of the investments within the portfolio.

52 Investments held to facilitate ongoing business include holdings in government-sponsored enterprises and local stock exchanges.
53  Instead of assuming that all interest rates move together, we group our interest rate exposures into currency blocs whose rates are considered likely to move together. See 'Cautionary statement regarding forward-looking statements' on page 574.

Risk management of insurance operations

54 Other long-term includes term assurance, credit life insurance, and universal life insurance.
55 Although investment contracts with discretionary participation features ('DPF') are financial investments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
56  No assets and liabilities are classified as held for sale in the current period. In the comparative period assets and liabilities that were classified as held for sale were reported in the 'Other assets' column together with shareholder assets. The majority of these assets (which totalled US$2.0bn) were debt securities with a 'strong' credit rating and were reported as 'Other assets and investment properties'. All liabilities for insurance businesses classified as held for sale were reported in 'Other liabilities' and totalled US$1.2bn. The majority of these liabilities were life and non-life policyholder liabilities expected to mature after five years.

57 Present value of in-force long-term insurance contracts and investment contracts with DPF.
58 Deferred tax includes the deferred tax liabilities arising on recognition of PVIF.
59 Does not include associated insurance company SABB Takaful Company or joint venture insurance company Canara HSBC Oriental Bank of Commerce Life Insurance Company Limited.
60 HSBC has no insurance manufacturing subsidiaries in the Middle East and North Africa.
61 The life insurance business in North America previously reported as held-for-sale was disposed of in the first half of 2013.
62 Comprise unit-linked life insurance contracts and linked long-term investment contracts.
63 Comprise non-linked insurance contracts and non-linked long-term investment contracts.
64 Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
65  The cost of guarantees figure presented comprises the modelled cost of guarantees under products manufactured by our insurance subsidiaries, including both the cost of guarantees reserved for through policyholder liabilities and the amount accounted for as a deduction to PVIF.This is considered to provide more relevant information than the total liabilities to policyholders established for guaranteed products manufactured by our insurance subsidiaries as disclosed in prior periods.

66  Real annual return guarantees provide the policyholder a guaranteed return in excess of the rate of inflation, and are supported by inflation-linked debt securities with yields that are also expressed in real terms.

67 Shareholders' funds comprise solvency and unencumbered assets.
68 Non-linked insurance includes remaining non-life business.
69 In most cases, policyholders have the option to terminate their contracts at any time and receive the surrender values of their policies. These may be significantly lower than the amounts shown.
70  Insurance contracts and investment contracts with DPF can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing are determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.

71  Sensitivity to lapse rates has been updated to show the effect of a ±10% stress compared to the effect of a ±50% stress disclosed in prior periods since this is considered to provide more relevant information which is better aligned to the severity of the other sensitivities to non-economic assumptions disclosed.

Pension risk

72 Option overlay strategies which are expected to improve the risk/return profile of the equity allocation will be targeted.
73 In 2012 and 2013, alternative assets included ABSs, MBSs and infrastructure assets. In 2006, alternative assets included loans and infrastructure assets.
74  Whilst there is no target cash allocation, the amount of cash is expected to vary between 0-5% depending upon the liquidity requirements of the scheme, which will affect the actual allocation of bonds correspondingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 25 March 2014